Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON MAY 6, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION DISTRIBUTED THE FOLLOWING E-MAIL TO ITS EMPLOYEES IN THE UNITED STATES:

Questions and Answers — U.S. Domestic Employees

The following questions and answers have been compiled in anticipation of some of the immediate questions that you may have as we move toward any anticipated shareholder approval and closing of the acquisition of CNT by McDATA.  The list covers a broad spectrum of issues, and we anticipate giving you more specific information as the transition process continues.

General Information

When will the acquisition be finalized?

All of the necessary regulatory reviews and approvals have been completed and the shareholder vote is scheduled for May 24, 2005.  Following shareholder approval, we are targeting a June 1, 2005 close date.

When will a combined organizational structure be announced?

The combined executive management team has already been communicated. The integration team will work quickly during the next couple of weeks to help define the remaining combined structure of the organization.  This work is anticipated to be complete and communicated shortly after the closing date.

When will I hear specifics about my own department and position?

As discussed above, McDATA expects to communicate with each employee shortly after the closing date, but in any case no later than the end of June.

What severance policy is in place relating to this acquisition?

As has already been communicated, CNT employees will generally be eligible for two (2) weeks severance pay plus an additional two (2) weeks pay for each full year of service (the minimum an employee would be eligible for is four (4) weeks).  In addition, employees will be eligible for one (1) month’s paid COBRA insurance continuation.

Will there be a formal employee orientation once the transaction closes?

Orientation will take place shortly after the close of the acquisition.  More detailed communications regarding the timing and content of these orientation sessions will be communicated at a later date.

Benefits Information:

Will my years of service at CNT carry over at McDATA?

Yes.  McDATA will be using the original CNT hire dates (including original hire dates for employees who joined CNT through other acquisitions) for all employees.  Employees will be given full credit for all years of service for purposes of calculating certain benefits, etc.

How might my benefits be affected?

Generally, employees at both companies will remain on their current benefit plans through the end of calendar year 2005.  Therefore, employees on CNT’s medical (Blue Cross/Blue Shield), dental (Delta Dental), life insurance, AD&D, short-term and long-term disability, flexible reimbursement accounts, etc. will remain on these plans and will experience no interruptions or changes to benefit levels during the remainder of the year.  Employee premiums will also remain unchanged.

During the 3rd quarter of this year, the combined organization will send all of its benefits plans out for “market bids” in an effort to obtain the best possible insurance coverage at competitive prices.  Beginning January 1, 2006 all employees in the combined organization will be covered under one set of benefit programs.  Watch for further information on this later in the year.

Are there any benefits that will change prior to the end of the year?

As communicated earlier, CNT’s current offering period under the Employee Stock Purchase Plan period will end on May 20, 2005.  The last day for employees to make election changes prior to this termination date is Friday, May 13, 2005.  At the end of the offering period, the number of shares purchased will be calculated and Mellon Investor Services will deposit the appropriate number of shares using the Direct Registration Profile System.  Please refer to the email communication dated April 18, 2005 for further details.

Also, although CNT’s 401(k) Plan (through Fidelity) will continue through the remainder of calendar year 2005, the CNT Stock Fund investment option will undergo certain changes.  Most immediately, effective May 11, 2005 new contributions or exchanges into the CNT Stock Fund will no longer be permitted.  As previously announced, this fund option will be phased out over the months before November 30 in preparation for a combined plan effective January 1, 2006.  Please refer to the email communications dated April 13 and April 20 for further details.

Why will there be no McDATA stock fund in the CNT 401(k) Plan after the merger?

After the merger, McDATA or its subsidiary will be the sponsor of the CNT 401(k) Plan.  The sponsor of a plan can decide which investment choices to make available under the plan.  As with many organizations, the McDATA 401(k) plan does not offer that type of investment as part of their 401(k).

Will I be able to rollover my CNT 401(k) plan balance to an IRA so that I can continue to invest in McDATA stock?

Unfortunately, because of the tax rules that govern qualified plans, you will not be allowed to take a distribution of your CNT 401(k) plan balance to roll to an IRA.  Your account must remain in the plan until a distribution event occurs (death, disability, retirement, termination of employment, hardship, attainment of age 59½).  The merger is not considered a termination of employment for distribution purposes.  If you have a rollover account, the amount of the rollover could be withdrawn for any reason.

What happens to all of my accrued PTO/Floating Holiday time?

Your current balances will carry over to McDATA.  You will continue to accrue PTO at your current accrual rate through the end of the calendar year.  At that time you will be eligible to carry up to 80 hours of unused, accrued PTO into the next year (per CNT’s standard policy).  Any hours above 80 that are not eligible for carry-over will be forfeited.  Beginning January 1, 2006 all employees of the combined organization will begin accruing PTO on a consolidated schedule.  In aggregate, the paid-time-off plans of both organizations are similar and details of the combined schedule will be provided following the closing of the acquisition.

Will there still be a company-wide shut down over the July 4th and Christmas holidays?

The combined organization will not observe an official company-wide shut down during these times.  However, McDATA is aware that many CNT employees may already have vacation plans in place and will work to honor those requests.  That said, certain McDATA departments have, in the past, chosen to make their own year-end office hour decisions.  If any departments decide to consider year-end hours that are different than those of the combined organization, they will communicate those plans as soon as possible.

How will the acquisition affect my stock options?

Employees with stock options will receive McDATA options in exchange for their existing CNT options, using an exchange ratio of 1.3 shares of McDATA Class A common stock for each share of CNT common stock.  The exercise price of these options will also be adjusted by dividing the current exercise price by 1.3.  Vested stock options will remain vested and unvested stock options will continue to vest over their previously defined life. See the Proxy Statement for further information.

Will there be any tax consequences upon acceleration of vesting (if any)?

Incentive Stock Option (ISO) and Non-Qualified Stock Option (NQ) awards do not contain accelerated vesting.  Certain “Restricted Stock” awards do vest immediately upon a change in control.  Other Restricted Stock awards vest over a predefined period of time following a change in control.  Please refer to your specific Restricted Stock Option Agreement for the details applicable to your particular.  For Restricted Stock, taxes are due once the restrictions lapse and the stock becomes fully vested.  If such taxes are due, employees will have until June 30, 2005 to submit payment to McDATA’s payroll department.

Payroll Information

Will this acquisition affect my pay schedule?

Like CNT, McDATA pays employees on a bi-weekly schedule.  The difference between the two organizations, however, is that McDATA pays one (1) week in arrears whereas CNT has had a practice of paying “current.”  As an example, for the pay period covering April 23 — May 6, 2005, CNT employees will receive a check on May 6 for all regular hours worked during this pay period, but all special pay (overtime, on-call, shift differential, etc.) would be paid on the following paycheck.  McDATA will pay its employees for that same period one week in arrears on May 13, and that check will cover all pay types (regular pay, overtime, on-call, shift differential, etc.).

Ultimately, paying in arrears is a much more efficient process to administer and understand, since all pay types are included on the same check.  This does mean, however, that CNT employees will experience a one (1) week pay delay as they transition to this new schedule.  It is currently anticipated that the following transitional pay schedules will be observed:

Pay Date	Payroll Period Covered
May 20	May 7 — May 20, 2005
May 31	May 21 — May 31, 2005 (special payroll for final CNT check)
June 10	June 1 — June 3, 2005 (first “in arrears” check from McDATA)
June 24	June 4 — June 17, 2005

It is believed that there should be no disruption in direct deposit.  Therefore, employees who have their checks automatically deposited should experience no change in this process.  Additional details regarding the specifics of this transition will be communicated at a later date.

Please note that the pay check on June 10 will only cover three (3) working days (June 1 — June 3, 2005).  Therefore, you may wish to plan accordingly for purposes of financial obligations, auto-withdrawals, auto-bill pay, etc.

Who will be issuing the paychecks and is there anything particular that I should pay attention to during these multiple paycheck runs?

The paycheck that is on May 20, 2005 will be transmitted from CNT; all paychecks after that date will be transmitted from McDATA.  This transition will require that CNT employee data be moved from CNT’s systems to McDATA’s systems.  Please note that the data transferred to McDATA’s systems will be current as of May 18.  Therefore, if you make any changes to your withholding or your 401(k) contributions after May 18, it may not be reflected in the first paychecks run out of McDATA.  For simplicity, it may be easiest to not make any changes to your withholding and 401(k) from May 18 - June 10.  However, if you do, please note the change may not take effect until the June 24, 2005 paycheck.

Will my FICA and Medicare taxes “start over” due to the acquisition?

No.  Your FICA and Medicare taxes will not start over.  Your current year-to-date balances will carry over from CNT to McDATA.

Will I receive two W-2 forms at the end of the year?

You will only receive one W-2 at year-end.  This W-2 will contain the combined information from both CNT and McDATA.

Will I still be able to view my pay stubs online?

McDATA uses ADP to process its payroll.  ADP uses an online system called iPAY where you will be able to view your current pay stubs and your W-2 at the end of the year.  In addition, you will have 60 days to view and print any historical paycheck information from the current CNT Oracle system.  You may, in fact, wish to begin printing this information for yourself now.

Will I need to fill out any new payroll forms for McDATA?

Although you will receive more information on this at a later date, there will likely be some forms that will need to be completed to be properly set up on McDATA systems.  For example, the IRS requires the successor company, McDATA, to receive a new W-4 from all employees.  In addition, new bank tables will need to be created within ADP to allow for accurate automatic deposit.  Therefore, new direct deposit paperwork may also be needed.

Corporate Information

What happens with E-mail?

All CNT employees will continue to receive emails at their current CNT email address for a period of time.  When you send an email on day 1 it will automatically reflect your new email address as first name.last name@McData.com (ex: kevin.hansen@mcdata.com).   If you have an automated signature on your emails, change your email signature to reflect your new McData email address.  Alert your business associates as to your new email address so they can change it in their address book.  Do not add McData employees into your contact list as this will result in bounced mail at a later date as Exchange servers are consolidated.

How do I contact the Helpdesk for services?

On day 1 you will contact the McData helpdesk vs x6333. To contact the McData helpdesk you may contact them via email at helpdesk@McData.com or 1-800-752-5530.  Hours of operation are 7am to 6pm Mountain Time.

Will CNT’s i-Center remain available?

Yes.  CNT’s i-Center will remain available to CNT employees for some period of time following the close of the transaction.

Will I be allowed to purchase my existing PC?

No.  CNT’s PCs are leased and are, therefore, not available for purchase.  In addition, the Microsoft Office software installed on each computer is part of a non-transferable corporate license.  You may wish, however, to take advantage of the Dell Purchasing Program, details of which can be found in the i-Center at the following address: http://webint.cnt.com/it/information/Dell_Employee_Purchase_Plan.htm

Will the CNT name continue to be used?

No.  The McDATA brand will be used once the acquisition is completed.  Information about corporate branding, proper use of logos, etc. will be communicated after the close of the transaction.

When will we receive new business cards and letterhead?

Once the acquisition is complete, new business cards and letterhead will be made available to all employees as appropriate.  You will be notified of a specific date and be updated on how to acquire business cards and stationery upon completion of the inventory and review of collateral marketing materials.

Other Information

These transition times can be stressful.  Is there any support available for stress management?

CNT’s employee assistance program, including stress management support, is always available to employees and their families.  This free, confidential resource is called BluePrint for Health and is available any time—day or night—at 800-432-5155.

I have other questions.  Who should I contact?

Your most immediate source of information is your direct manager.  In addition, specific integration-related questions can be addressed to Greg Barnum, Gail Greener or Kevin Hansen.  Following the close of the transaction, a full “Key Contacts” listing will be distributed to all employees.

Additional Information and where to find it: McDATA has filed a registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger has been mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger.  Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger.  Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.